Exhibit (a)(1)(F)

FORM OF NOTICE EMAIL ANNOUNCING FINAL OFFER TERMS

(From Michael Parham)

Date: [December 6], 2016

To: Eligible Participants

Today is the last day to elect to exchange your Eligible Options as part of the RealNetworks, Inc. Offer to Exchange Certain Outstanding Options for New Awards. The offer is scheduled to expire today, [December 6], 2016, at 9:00 p.m., U.S. Pacific Time.

We are sending this communication to you to remind you of the pending expiration of the offer and to notify you that the closing price of a share of our common stock on the NASDAQ Global Select Market today was $[        ]. As previously communicated to you, any options that have a per share exercise price less than $4.33, or equal to or less than the closing price of our common stock on the NASDAQ Global Select Market as of the date the offer expires, will not be Eligible Options. Therefore, options with a per share exercise price less than $[        ] are not eligible for exchange in the offer. As also previously communicated, Eligible Options that are validly tendered for exchange and not properly withdrawn as of the expiration of the offer will be exchanged for New Awards with a per share exercise price equal to the closing price of our common stock on the NASDAQ Global Select Market as of the date the offer expires and with a different vesting schedule. Accordingly, any New Awards that you are issued in exchange for Eligible Options that you validly tender and do not withdraw as of the expiration of the offer will have a per share exercise price of $[        ].

Participation in the offer is completely voluntary; however, if you would like to participate in the offer or make any changes to your current election, you must submit a properly completed election form via the RealNetworks offer website at http://www.equitytool.com/realnetworks or via Stock Plan Administration by email at stock@realnetworks.com or facsimile at (206) 674-2593 no later than the Expiration Date of the offer, which is scheduled to be today, [December 6], 2016, at 9:00 p.m., U.S. Pacific Time.

Only responses that are complete and actually received via the RealNetworks offer website or via Stock Plan Administration by email or facsimile, as described above, by the offer deadline will be accepted. Responses submitted by any other means, including (but not limited to) hand delivery, interoffice or U.S. or non-U.S. mail (or other post) and Federal Express (or similar delivery service) are not permitted. If you have questions, please direct them to Stock Plan Administration by email at stock@realnetworks.com.

This notice does not constitute the offer. The full terms of the offer are described in (1) the Offer to Exchange Certain Outstanding Options for New Awards (“Offer to Exchange”); (2) the launch email from Michael Parham, our General Counsel, dated November 3, 2016; and (3) the election form, together with its associated instructions. You may access these documents through the U.S. Securities and Exchange Commission’s website at www.sec.gov, on the RealNetworks offer website at http://www.equitytool.com/realnetworks or via Stock Plan Administration by email at stock@realnetworks.com. Terms used in this notice that are defined in the Offer to Exchange have the same meaning as those defined terms in the Offer to Exchange.